Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL ANNOUNCEMENT IN RELATION TO THE CONTINUING CONNECTED TRANSACTIONS

(1) PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

AND

(2) passenger and cargo SALES AND GROUND SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement published by the Company dated 16 December 2016 in relation to the continuing connected transactions (the "Announcement"). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same respective meanings as defined in the Announcement.

As requested by the Shanghai Stock Exchange, supplemental information in relation to the continuing connected tranactions contemplated under the Property and Land Lease Framework Agreement and the Passenger and Cargo Sales and Ground Services Framework Agreement is set out below:

1.	PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

Subject Matter

(i) Certain Properties Leased by CSAHC to the Company

Location	Area (square meter)	Average unit price of annual rental (RMB/square meter)	Total price (RMB '0,000)
Beijing	8195.11	751.40	615.78
Dalian	39,054.34	181.29	708.02
Shenyang	71,552.29	187.69	1,343

Note: The above table only lists the same type of property with aggregate annual rental of more than RMB5 million in the same city, and the other properties below such standard are not listed.

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(ii) Certain Lands Leased by CSAHC to the Company

Location	Area (square meter)	Average unit price of annual rental (RMB/square meter)	Total price (RMB '0,000)
Xinjiang	553,672.07	38.68	2,141.66
Harbin	274,833.65	61.24	1,688.23
Dalian	14,403.40	470.82	678.14
Shenyang	138,440.10	61.49	851.27
Changchun	65,076.30	111.88	728.12

Note: The above table only lists the same type of land with aggregate annual rental of more than RMB5 million in the same city, and the other lands below such standard are not listed.

Pricing Policy

As disclosed in the Announcement, the annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the preliminary rental assessment result prepared by Guangdong Zhonglian Yangcheng Assets Appraisal Co., Ltd. (廣東中聯羊城資産估價有限公司) taking into account the prevailing market rental for properties located at similar locations which have had the trend of increase.

The assets involved in the assessment can be divided into three categories: the first category is the purchased commercial houses, which are mainly residences and shops located in the central area of a city; the second category is self-built houses located in city center, which were mainly used as hotels, ticket offices and office buildings in the early days; the third category is the land in the airport area, the airport supporting structures, and the aviation supporting houses. A market approach was applied to the first category of the purchased commercial houses and the second category of the self-built houses in the city center since the ownership of houses and land is clear, and there are sufficient referential cases of rental transactions from the active real estate market in the area where the two types of housing are located in. The third category is the assets in the airport area. There are various types of such assets, including land, property, structures, pipelines and grooves, and it was assessed with an income approach according to the actual situation due to the special circumstances brought by some historical reasons, such as incomplete property rights, separate housing and land and the inactive rental market in the airport area.

The above standard for determining the rental is based on normal commercial terms in accordance with market rules and after arm's length negotiation, the pricing is reasonable, and the agreement conforms to fair market conditions.

2.	Passenger and Cargo SALES AND GROUND SERVICES FRAMEWORK AGREEMENT

Subject Matter

(i) Services Provided by GSC to the Company

	Estimated transaction amount (RMB '0,000)
Service	2017	2018	2019
Domestic and international air ticket sales agency services	8,080	10,000	12,000
Domestic and international airfreight forwarding sales agency services and chartered flight and pallets sales agency services	79	88	100
Arrival and departure and transit operation services in relation to cargo operations and ground services including aircraft monitoring, aircraft cabin cleaning, cleaning, collecting and dispatching of cabin textile, in-flight entertainment equipment maintenance, cleaning of exterior surfaces of aircraft, and the comprehensive ground services	17,440	20,660	24,880
Sales and service support for major direct customers of the Company	1,000	2,000	3,000

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(ii) Certain Assets Leased by the Company to GSC

Working space/Equipment	Area (square meter)	Average unit price of annual rental (RMB/square meter)	Estimated transaction amount (RMB '0,000)
			2017	2018	2019
Cargo depot area of Shenzhen Branch	7,204.1	99.94	72	72	72
Equipment in the cargo depot area of Shenzhen Branch	/	/	279	279	279

Note 1: The above table only lists the working space and equipment with aggregate annual rental of more than RMB500,000, and the other working space and equipment below such standard are not listed.

Note 2: Since the cargo depot area is located at the of the airport isolation zone and can only be used for the cargo operations of the Company (without property certificate), no similar comparable market rental. The Company used the depreciation of construction costs of the depot area plus the relevant taxation to determine the rental.

Purposes of the Passenger and Cargo Sales and Ground Services Framework Agreement and Effect on the Company

GSC has the qualification as an air ticket and cargo sales agent, upholds a high business service standard, and has good reputation in the industry. It has long been an important part of the Company’s sales channels. The agency fees paid by the Company is in line with the market standard and is basically the same as the fees paid to other sales agents.

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As for some of the frontline productive, operational and procedural services, GSC charges slightly lower than the market price, while the indicators of safety and service error rate are better than the industry average. The Company has also leased some working space and equipment to GSC at a fair price to make the best use of existing resources and improve efficiency.

GSC also has the qualification to provide sales and after-sales services of international or domestic tickets for major direct customers of the Company. Based on a better understanding of the major direct customers of the Company, GSC can provide the major direct customers of the Company with more professional and comprehensive services and support. The agency fees and service fees paid by the Company are also in line with the market standard.

The aforesaid connected transactions will help the Company focus on the main business of aviation and transport, enhance the operational efficiency and quality, and ensure the smooth and effective development of businesses. The connected transactions are priced at fair market prices and the transaction prices are not higher than those of independent third parties, which has no impact on the independence of the Company and is in the interest of the Company and its Shareholders as a whole.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

23 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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